UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025 (Report No. 4)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On February 25, 2025, SciSparc Ltd. (the “Company”) entered into a Securities Purchase and Exchange Agreement, as amended (the “Agreement”) together with MitoCareX Bio Ltd., a private company incorporated under the laws of the State of Israel (“MitoCareX”), Dr. Alon Silberman (“Silberman”) and Prof. Ciro Leonardo Pierri (“Pierri”, together with the Company and Silberman, the “Sellers”), which contemplated that the Sellers will sell their respective ordinary shares, par value NIS 0.01 per share, of MitoCareX (the “Ordinary Shares”) to N2OFF, Inc., a Nevada corporation (“N2OFF”), thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF, and in consideration to the Company the Agreement contemplated that N2OFF shall execute a cash payment of $700,000 (the “Cash Consideration”) and issue shares of N2OFF common stock, par value $0.0001 per share (the “Common Stock”) representing 16.75% of N2OFF on a fully-diluted basis (the “Transaction”).

On October 20, 2025, upon the satisfaction of the closing conditions of the Agreement, the Transaction closed (the “Closing”). At the Closing, each of the Sellers transferred their Ordinary Shares to N2OFF, thereby resulting in N2OFF holding 100% of the fully-diluted share capital of MitoCareX, and as consideration to the Company, N2OFF transferred the Cash Consideration, and issued 490,751 shares of Common Stock to the Company, representing 16.75% of N2OFF on a fully-diluted basis.

On October 23, SciSparc issued a press release titled “SciSparc Announces Closing of the Sale to N2OFF of Majority-Owned Subsidiary MitoCareX, Advancing Drug Discovery for Resistant Cancers Including Pancreatic and Non-Small Cell Lung Cancer.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc Announces Closing of the Sale to N2OFF of Majority-Owned Subsidiary MitoCareX, Advancing Drug Discovery for Resistant Cancers Including Pancreatic and Non-Small Cell Lung Cancer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: October 24, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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